Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143852

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it solicit an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 27, 2007

Preliminary prospectus supplement

(To prospectus dated June 18, 2007)

2,200,000 shares of

Common Stock

We are selling 2,200,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “PVA.” The last reported sale price of our common stock on the New York Stock Exchange on November 23, 2007 was $45.68 per share.

We are making a concurrent offering of $150,000,000 aggregate principal amount of convertible notes. The convertible notes offering and this common stock offering are not contingent on one another.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to 330,000 additional shares of our common stock solely to cover over-allotments, if any.

Investing in our common stock involves risks. See “ Risk factors” beginning on page S-17 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the shares will be made to investors on or about                     , 2007.

Joint book-running managers

JPMorgan	Lehman Brothers	RBC Capital Markets

Co-managers

UBS Investment Bank	Wachovia Securities

BMO Capital Markets
Capital One Southcoast
Ferris, Baker Watts Incorporated
Fortis Securities LLC
Pritchard Capital Partners, LLC

                    , 2007

PENN VIRGINIA CORPORATION

Penn Virginia's Oil & Gas Operations[1]

Oil & Gas Operations Summary

Proved reserves[2]	487 Bcfe
2006 production	85.6 MMcfe/d
3Q07 production[3]	120.6 MMcfe/d

Mid-Continent
11%
Appalachia
32%
East Texas
22%
Mississippi
25%
Gulf Coast
10%

Mid-Continent

Proved reserves[2]	52 Bcfe
2006 production	3.4 MMcfe/d
3Q07 production[3]	13.6 MMcfe/d

Appalachia

Proved reserves[2]	156 Bcfe
2006 production	35.0 MMcfe/d
3Q07 production[3]	36.7 MMcfe/d

Mississippi / Selma Chalk

Proved reserves[2]	121 Bcfe
2006 production	17.6 MMcfe/d
3Q07 production[3]	21.9 MMcfe/d

East Texas / Cotton Valley

Proved reserves[2]	109 Bcfe
2006 production	12.4 MMcfe/d
3Q07 production[3]	22.7 MMcfe/d

Gulf Coast

Proved reserves[2]	49 Bcfe
2006 production	17.2 MMcfe/d
3Q07 production[3]	25.7 MMcfe/d

[1] Does not reflect operations associated with PVR's coal and natural resource management or natural gas midstream businesses
[2] Proved reserves are as of December 31, 2006 and do not include acquisitions and divestitures completed during 2007
[3] 3Q07 production represents average daily production for the quarter ended September 30, 2007

Prospectus supplement

Prospectus

S-i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement and the documents incorporated by reference herein, which, among other things, describes the specific terms of this offering. The second part, the accompanying prospectus and the documents incorporated by reference therein, gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. We have not authorized anyone to provide you with different information. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

All references in this prospectus supplement to:

•	“PVA” are to Penn Virginia Corporation, a Virginia corporation and the issuer;

•	“PVOG” are to Penn Virginia Oil & Gas Corporation, a Virginia corporation and a wholly owned subsidiary of Penn Virginia Corporation;

•	“PVG” are to Penn Virginia GP Holdings, L.P., a Delaware limited partnership; and

•	“PVR” are to Penn Virginia Resource Partners, L.P., a Delaware limited partnership.

S-ii

Forward-looking statements

Some of the information included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contains forward-looking statements. These statements use forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “project” or other words of similar meaning. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other “forward-looking” information. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statements. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. These statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions, including, but not limited, to the following:

•	the volatility of commodity prices for natural gas, crude oil, natural gas liquids, or NGLs, and coal;

•	our ability to develop and replace oil and gas reserves and the price for which such reserves can be acquired;

•	the relationship between natural gas, coal, oil and NGL prices;

•	the projected demand for and supply of natural gas, crude oil, NGLs and coal;

•	the availability and costs of required drilling rigs, production equipment and materials;

•	our ability to obtain adequate pipeline transportation capacity for our oil and gas production;

•	competition among producers in the oil and natural gas and coal industries generally and among natural gas midstream companies;

•	the extent to which the amount and quality of actual production of our oil and natural gas or PVR’s coal differs from estimated proved oil and gas reserves and recoverable coal reserves;

•	PVR’s ability to generate sufficient cash from its businesses to maintain and pay the quarterly distribution to its general partner and its unitholders;

•

the experience and financial condition of PVR’s coal lessees and natural gas midstream customers, including the lessees’ ability to satisfy their royalty, environmental, reclamation and other obligations to PVR and others;

•	operating risks, including unanticipated geological problems, incidental to our business and to PVR’s coal or natural gas midstream business;

•	PVR’s ability to acquire new coal reserves or natural gas midstream assets and new sources of natural gas supply and connections to third-party pipelines on satisfactory terms;

•	PVR’s ability to retain existing or acquire new natural gas midstream customers and coal lessees;

•	the ability of PVR’s lessees to produce sufficient quantities of coal on an economic basis from PVR’s reserves and obtain favorable contracts for such production;

S-iii

•	the occurrence of unusual weather or operating conditions including force majeure events;

•

delays in anticipated start-up dates of our oil and natural gas production, of PVR’s lessees’ mining operations and related coal infrastructure projects and new processing plants in PVR’s natural gas midstream business;

•	environmental risks affecting the drilling and producing of oil and gas wells, the mining of coal reserves or the production, gathering and processing of natural gas;

•	the timing of receipt of necessary governmental permits by us and by PVR or PVR’s lessees;

•	hedging results;

•	accidents;

•

changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators;

•	uncertainties relating to the outcome of current and future litigation regarding mine permitting;

•

risks and uncertainties relating to general domestic and international economic (including inflation, interest rates and financial market) and political conditions (including the impact of potential terrorist attacks);

•	PVG’s ability to generate sufficient cash from its interests in PVR to maintain and pay the quarterly distribution to its general partner and its unitholders; and

•

other risks set forth in “Risk factors” in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, or the 2006 Form 10-K, incorporated herein by reference.

S-iv

Summary

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including “Risk factors,” the financial and other information incorporated by reference in this prospectus supplement and the other documents to which we have referred you. See “Glossary of selected terms” for a glossary of some of the terms used in this prospectus supplement. Unless indicated otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of our common stock from us.

Penn Virginia Corporation

We are an independent oil and gas company primarily engaged in the exploration, development, and production of natural gas and oil through our wholly owned subsidiary, Penn Virginia Oil & Gas Corporation, or PVOG. At December 31, 2006, PVOG’s estimated proved reserves totaled 487 Bcfe and were located in various onshore U.S. regions including East Texas, the Mid-Continent, Appalachia, Mississippi and the Gulf Coast. For the nine months ended September 30, 2007, we produced 29.9 Bcfe, a 31.7% increase compared to 22.7 Bcfe for the nine months ended September 30, 2006. For the year ended December 31, 2006 and the nine months ended September 30, 2007, we had consolidated net cash flow from operations of $275.8 million and $209.0 million and our oil and gas business had EBITDAX of $175.5 million and $148.0 million. See “—Summary historical financial data” for a reconciliation of our net cash flow from operations to EBITDAX of our oil and gas business and why management believes such measure is helpful.

We have grown our reserves and production primarily through development and exploratory drilling, complemented by strategic acquisitions. In 2006, we added 141.4 Bcfe of proved reserves, 66% of which was added through the drillbit, for a total reserve replacement rate of 452% of production. For the nine months ended September 30, 2007, capital expenditures in our oil and gas segment were $375.4 million, of which $245.0 million, or 65%, was related to development drilling and facilities, $93.5 million, or 25%, was related to acquisitions and $36.9 million, or 10%, was related to exploratory activity. During the ten months ended October 31, 2007, we acquired properties with approximately 71.4 Bcfe of proved reserves and sold properties with 22.0 Bcfe of proved reserves.

We also own partner interests in Penn Virginia Resource Partners, L.P., or PVR, a publicly traded limited partnership which is engaged in the coal and natural resource management and natural gas midstream businesses. Our ownership interests in PVR are held principally through our 82% limited partner interest in Penn Virginia GP Holdings, L.P., or PVG, a publicly traded master limited partnership. PVG owns PVR’s 2% general partner interest (including incentive distribution rights) and 42.5% of the limited partner interests. See “—Summary corporate structure.” Our partner interests in PVG and PVR provided us with $28.3 million of cash distributions for the year ended December 31, 2006 and $19.9 million of cash distributions for the nine months ended September 30, 2007 compared to $19.8 million for the nine months ended September 30, 2006.

For the nine months ended September 30, 2007, Adjusted EBITDAX, which is a measure of EBITDAX from our oil and gas operations plus cash distributions from PVG and PVR, totaled approximately $167.9 million, compared to $156.3 million for the nine months ended September 30, 2006. For the year ended December 31, 2006, Adjusted EBITDAX totaled approximately $203.9 million. For the nine months ended September 30, 2007, EBITDAX from our oil and gas business represented approximately 88.2% of our Adjusted EBITDAX. See “—Summary historical financial data” for a reconciliation of our net cash flow from operations to Adjusted EBITDAX and why management believes such measure is helpful.

Our oil and gas business

We have a geographically diverse asset base with core areas of operation in East Texas, the Mid-Continent, Appalachia, Mississippi and the South Louisiana and South Texas Gulf Coast regions of the United States. As of December 31, 2006, we had proved natural gas and oil reserves of approximately 487 Bcfe, of which 94% were natural gas and 71% were proved developed, with an SEC pre-tax PV-10 value of $787.4 million and standardized measure of discounted future net cash flows of $604.6 million.

For the three months ended September 30, 2007, our oil and natural gas production totaled 11.1 Bcfe compared to 7.9 Bcfe for the three months ended September 30, 2006, which represents a 40.3% increase. Our properties generally have long reserve lives and predictable well production characteristics. At December 31, 2006, we owned 1,067,000 net acres of leasehold interests, approximately 52% of which were undeveloped. We have identified approximately 440 proved undeveloped locations and over 2,100 additional potential drilling locations, which we believe represent approximately ten years of drilling opportunities based on our current drilling rate.

The following table sets forth by region the estimated quantities of proved reserves as of December 31, 2006 and average daily production for the three months ended September 30, 2007 and for the year ended December 31, 2006:

	Proved reserves as of December 31, 2006			Average daily production
Region	Proved reserves (Bcfe)	% of total proved reserves	% Proved developed	Three months ended September 30, 2007 (MMcfe)	Year ended December 31, 2006 (MMcfe)

Appalachia	156	32%	87%	36.7	35.0
Mississippi	121	25%	72%	21.9	17.6
East Texas	109	22%	50%	22.7	12.4
Mid-Continent	52	11%	58%	13.6	3.4
Gulf Coast	49	10%	78%	25.7	17.2

Total	487	100%	71%	120.6	85.6

Our operations include both conventional and unconventional developmental drilling opportunities, as well as some exploratory prospects. In the Cotton Valley play in East Texas, we recently added a sixth drilling rig and are focused on evaluating potential infill drilling on 20-acre spacing, which may increase proved reserves and related production rates. In Appalachia, we have drilled 29 gross wells year to date and are targeting 25 horizontal coalbed methane locations for the full year. In the Selma Chalk play in Mississippi, we have drilled 61 gross wells year to date, including two successful horizontal wells. We also have unconventional development programs in the Mid-Continent and some higher-impact exploratory prospects in the Gulf Coast.

Our partner interests in PVR and PVG

We are indirectly involved in PVR’s coal and natural resource management and natural gas midstream businesses through our partner interests in PVR and PVG. We own the sole general partner of PVG and an approximate 82% limited partner interest in PVG, which in turn owns the sole 2% general partner interest and an approximate 42.5% limited partner interest in PVR. As part of its ownership of PVR’s general partner, PVG owns the rights, referred to as “incentive distribution rights,” to receive an increasing percentage of PVR’s quarterly distributions of available cash after certain levels of cash distributions have been achieved. We have historically received increasing distributions from our partner interests in PVR and PVG. For the three months ended September 30, 2006 and 2007, these distributions were $7.1 million and $9.1 million. Based on PVR’s and PVG’s current annualized distribution rates of $1.20 and $1.72 per unit, we would receive aggregate annualized distributions of $38.9 million in respect of our partner interests.

PVR manages coal properties and enters into long-term leases with experienced, third-party mine operators. PVR provides them the right to mine its coal reserves in exchange for royalty payments, which generate stable and predictable cash flows and limit its exposure to declines in coal prices. PVR does not operate any mines, and as a result, does not directly have any operational risk or production costs. As of December 31, 2006, PVR owned or controlled approximately 765 million tons of proven and probable coal reserves in Central and Northern Appalachia, the San Juan Basin and the Illinois Basin. In addition, PVR earns revenues from oil and gas royalties, from coal transportation, or wheelage, rights and from the sale of standing timber on its properties. For the nine months ended September 30, 2007, PVR generated approximately 65% of its operating income from its coal and natural resource management segment.

PVR also owns and operates natural gas midstream assets located in Oklahoma and Texas. These assets include approximately 3,655 miles of natural gas gathering pipelines and three natural gas processing facilities, having 160 MMcfd of total capacity. In the nine months ended September 30, 2007, system throughput volumes at PVR’s gas processing plants and gathering systems, including gathering-only volumes, were 50.8 Bcf. PVR’s midstream business derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. For the nine months ended September 30, 2007, PVR generated approximately 35% of its operating income from its natural gas midstream business.

Summary corporate structure

The following chart depicts our simplified organizational structure as of September 30, 2007.

Recent developments

Closing of Cotton Valley, East Texas reserve acquisition.     Effective October 1, 2007, we acquired 4,700 gross (4,087 net) acres in the Cotton Valley play in East Texas adjacent to our North Carthage Field in Harrison and Panola Counties for $44.9 million. Management estimates that the properties have proved reserves of 21.9 Bcfe.

Increases in PVG and PVR annualized distributions.    On October 26, 2007, the Board of Directors of PVG’s general partner declared a quarterly distribution of $0.30 per unit or $1.20 per unit on an annualized basis, representing a $0.08 per unit increase over the $1.12 per unit annualized distribution in the prior quarter. On October 25, 2007, the Board of Directors of PVR’s general partner declared a quarterly distribution of $0.43 per unit or $1.72 per unit on an annualized basis, representing a $0.04 per unit increase over the $1.68 per unit annualized distribution in the prior quarter.

Sale and purchase of royalty interests.    Effective October 1, 2007, PVA’s oil and gas exploration and production subsidiary, PVOG, sold to PVR royalty interests for $31.0 million. The royalty interests are associated with properties in Virginia and Kentucky and contain estimated proved reserves of approximately 8.7 Bcfe of natural gas equivalent as of December 31, 2006.

Business strengths

Geographically diverse, primarily lower-risk and longer-lived reserve base.    We have successfully established a diversified asset base with exposure to five key oil and gas regions, which we believe reduces operational, reserve and product pricing risk. At December 31, 2006, 90% of our proved reserves were located in primarily longer-lived, lower-risk basins in East Texas, the Mid-Continent, Appalachia and Mississippi. Wells in these regions are generally characterized by predictable production profiles. Our Gulf Coast properties, representing 10% of proved reserves, are shorter-lived and have higher impact drilling prospects that provide a complementary counterbalance to our longer-lived assets.

Consistent track record of proved reserve and production growth.    We grew our total proved reserves by 29.3% to 487 Bcfe for the year ended December 31, 2006 primarily through development and exploratory drilling. Our reserve replacement rate for 2006 was approximately 452%, which we achieved at a reserve replacement cost of $2.59 per Mcfe. This compares to our weighted average reserve replacement rate of 331% for the three years ended December 31, 2006, which we achieved at a reserve replacement cost of $2.37 per Mcfe. For the nine months ended September 30, 2007, we grew our production by 31.7% to 29.9 Bcfe, compared to 22.7 Bcfe for the same period in 2006. We achieved these results through a combination of organic growth through drilling and selective asset acquisitions. As of December 31, 2006, we operated approximately 90% of the net wells in which we held a working interest. In the three years ended December 31, 2006, we drilled 540 gross (392.5 net) wells, of which 94% were successful in producing natural gas in commercial quantities.

Multi-year drilling inventory.    As of December 31, 2006, we had a leasehold position of 1,067,000 net acres. We have identified approximately 440 proved undeveloped locations and over 2,100 additional potential drilling locations, of which almost half are located in the Cotton Valley play in East Texas and the Mid-Continent. Many of our proved undeveloped locations and additional potential drilling locations are direct offsets or extensions from existing production. We believe our existing undeveloped acreage position represents approximately ten years of drilling opportunities based on our current drilling rate. We believe our recent property acquisitions provide additional opportunities for identifying new locations.

Growing source of cash flow from PVG and PVR.    Our partner interests in PVG and PVR have historically provided us with increasing quarterly cash distributions. Based on PVG’s and PVR’s current annualized distribution rates of $1.20 and $1.72 per unit, respectively, we would receive aggregate annualized distributions of $38.9 million. PVR expects to continue to grow its coal reserves and expand its midstream operations through development projects and accretive acquisitions. We believe that PVR’s growth strategy, if successfully implemented, will provide us with a growing source of cash flow distributions.

Experienced management and technical teams.    Our key executives have an average of 25 years of industry experience. Our executive management team is supported by technical and operating managers who also have substantial industry experience and expertise within the basins in which we operate.

Business strategy

Continue to grow through the drillbit.    We anticipate spending approximately $355.5 million on development and exploratory drilling and related facilities in 2007. We currently plan to allocate $313.5 million, or 88.2%, of this amount to our lower-risk drilling prospects in our core areas in East Texas, the Mid-Continent, Appalachia and Mississippi regions. We intend to apply the remaining $42.0 million, or 11.8%, to our exploratory activities in the Gulf Coast region and in unconventional plays, including the Devonian and Fayetteville shales. In addition, we are applying horizontal drilling technology in many of our development plays, which may result in increased reserve additions and higher production rates. Where practical, we collaborate with established industry partners in many of our exploration activities to better manage costs and operational risks.

Pursue selective acquisition opportunities in existing basins.    We intend to continue to pursue acquisitions of properties that we believe have primarily development potential and that are consistent with our lower-risk drilling strategies. Our experienced team of management and technical professionals consistently looks for new opportunities to increase reserves and production that complement our existing core properties. For example, in 2007 we acquired, in two transactions, properties with a total of 41.4 Bcfe of management estimated proved reserves located in the Cotton Valley play in East Texas for an aggregate purchase price of $66.9 million; properties with 18.8 Bcfe of management estimated proved reserves in eastern Oklahoma for $47.9 million; and properties with 11.2 Bcfe of management estimated proved reserves for a purchase price of $10.5 million in the Selma Chalk play in Mississippi. Management estimates that these four acquisitions added a total of 71.4 Bcfe of proved reserves and approximately 240 additional drilling locations to our inventory.

We regularly consider and enter into discussions regarding potential acquisitions and are currently contemplating potential acquisitions. Any such transaction would be subject to negotiation of mutually agreeable terms and conditions and approval of the board of directors. A portion of the consideration for any such transaction may be paid in shares of common stock. While there are currently no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time, may be significant in size relative to our existing assets or operations and may be financed through the incurrence of significant indebtedness.

Manage risk exposure through an active hedging program.    We actively manage our exposure to commodity price fluctuations by hedging the commodity price risk for our expected proved developed production through the use of derivatives, typically costless collars. The level of our hedging activity and the duration of the instruments employed depend upon our cash flow at risk, available hedge prices and our operating strategy. As of September 30, 2007, we had hedged approximately 35% and 27% of proved developed production for 2008 and the first quarter of 2009.

Corporate information

We were founded in 1882 and are a Virginia corporation. Our corporate headquarters and principal executive offices are located at Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087, and our telephone number is (610) 687-8900. We maintain a website at http://www.pennvirginia.com. The information on our website is not part of this prospectus supplement, and you should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in our common stock.

The offering

Common stock offered by us	2,200,000 shares

Common stock to be

outstanding after this offering(1)	40,158,118 shares

Use of proceeds	Of the estimated net proceeds of this offering of $95.4 million, we intend to use:

•	approximately $85.4 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•	the remainder for general corporate purposes.

If the underwriters exercise their overallotment option, we intend to use the net proceeds from the sale of additional common shares to pay down a portion of the outstanding borrowings under our revolving credit facility. Affiliates of certain of the underwriters are lenders under our revolving credit facilities and, accordingly, will receive a substantial portion of the proceeds from this offering. See “Underwriting.”

Dividends

On November 20, 2007, we paid a regular quarterly dividend of $0.05625 per share to shareholders of record as of November 6, 2007. The payment of dividends is subject to the discretion of our board of directors. See “Dividend policy.”

New York Stock Exchange symbol	PVA

Concurrent note offering

Concurrently with this offering of common stock, we are offering $150.0 million aggregate principal amount of our             % convertible senior subordinated notes due 2012 ($172.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full). The notes will be offered pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our notes. There is no assurance that our concurrent public offering of notes will be completed or, if completed, that it will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of our concurrent public offering of notes.

(1)	Assumes that the underwriters’ over-allotment option will not be exercised. The information above and elsewhere in this prospectus supplement regarding outstanding shares of our common stock is based on 37,958,118 shares of common stock outstanding as of November 15, 2007. As of November 15, 2007, we had outstanding options to purchase 1,342,249 shares of common stock at a weighted average exercise price of $25.33.

Of the estimated $144.9 million in net proceeds of the concurrent notes offering, we intend to use:

•	approximately $130.9 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•

approximately $14.0 million for the cost of the convertible note hedge and warrant transactions we expect to enter into with affiliates of one or more of the underwriters for the convertible notes offering with respect to our common stock to limit exposure to potential dilution with respect to our common shares issuable upon conversion of the convertible notes. See “Use of proceeds.”

Risk factors

In evaluating an investment in our common stock, prospective investors should carefully consider, along with the other information set forth or incorporated by reference in this prospectus supplement (including the risk factors set forth in our 2006 Form 10-K), the specific factors set forth under “Risk factors” for risks involved with an investment in our common stock.

Summary historical financial data

The following tables show our summary historical financial data as of and for the periods indicated. Our summary historical financial data as of and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. Our summary historical financial data as of and for the three months and the nine months ended September 30, 2007 and 2006 have been derived from our unaudited consolidated financial statements and, in our opinion, have been prepared on a consistent basis as our audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this information.

Because we control the general partner of PVG, the financial results of PVG are included in our consolidated financial statements. Because PVG controls the general partner of PVR, the financial results of PVG include those of PVR. However, PVG and PVR function with capital structures that are independent of each other and us, with each having publicly traded common units and PVR having its own debt instruments. See also note 20 to the notes to our audited consolidated financial statements for the years ended December 31, 2006 and 2005 in our 2006 Form 10-K and note 15 to the notes to our unaudited consolidated financial statements for the nine months ended September 30, 2007 and 2006 in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 for segment information.

We derived the data in the following tables from, and the following tables should be read together with and are qualified in their entirety by reference to, our historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement to our 2006 Form 10-K and our third quarter ended September 30, 2007 Form 10-Q. The tables should also be read together with “Management’s discussion and analysis of financial condition and results of operations,” which is incorporated by reference herein to those periodic reports.

Consolidated financial data

	Nine months ended September 30,		Years ended December 31,
($ in thousands except per share data)	2007	2006	2006	2005	2004

Income statement data:

Revenues:
Natural gas	$193,961	$160,384	$212,919	$212,427	$138,422
Oil and condensate	18,443	16,378	21,237	13,792	13,364
Natural gas midstream	310,095	305,340	402,715	348,657	—
Coal royalties	73,455	73,288	98,163	82,725	69,643
Gain on the sale of properties	12,436	—	—	—	—
Other	16,036	13,060	18,895	16,263	6,996

Total revenues	$624,426	$568,450	$753,929	$673,864	$228,425

Expenses:
Cost of midstream gas purchased	$251,000	$254,615	$334,594	$303,912	$—
Operating	47,557	33,438	47,406	32,685	21,773
Exploration	23,610	26,061	34,330	40,917	26,058
Taxes other than income	15,995	11,217	14,767	16,005	10,480
General and administrative	46,539	33,289	49,566	36,606	26,170
Loss on assets held for sale	—	—	—	—	7,541
Impairment of oil and gas properties	2,405	—	8,517	4,785	655
Depreciation, depletion and amortization	89,823	66,581	94,217	76,937	54,952

Total expenses	$476,929	$425,201	$583,397	$511,847	$147,629

Operating income	$147,497	$143,249	$170,532	$162,017	$80,796

Other income (expense):
Interest expense	(25,878)	(17,292)	(24,832)	(15,318)	(7,672)
Other	2,536	1,138	3,718	1,332	1,101
Derivatives	(22,068)	11,403	19,497	(14,885)	—

Income before minority interest and income taxes	$102,087	$138,498	$168,915	$133,146	$74,225
Minority interest	27,659	31,187	43,018	30,389	19,023
Income tax expense	29,033	42,105	49,988	40,669	21,847

Net income	$45,395	$65,206	$75,909	$62,088	$33,355
Net income per share, basic(1)	$1.20	$1.75	$2.03	$1.67	$0.91
Net income per share, diluted(1)	1.19	1.73	2.01	1.66	0.90

	Nine months ended September 30,		Years ended December 31,
($ in thousands except per share data)	2007	2006	2006	2005	2004

Weighted average shares outstanding, basic(1)	37,748	37,316	37,362	37,092	36,612
Weighted average shares outstanding, diluted(1)	38,045	37,744	37,732	37,464	36,934

Balance sheet data (at period end):
Cash and cash equivalents	$ 14,803	$ 12,386	$ 20,338	$ 25,913	$ 25,471
Net property and equipment	1,775,083	1,283,889	1,358,383	983,219	665,488
Total assets	2,046,556	1,534,327	1,633,149	1,251,546	783,335
PVA debt	414,500	180,000	221,000	79,000	76,000
PVR debt	364,172	326,598	218,046	254,954	117,726
Minority interest	189,820	317,199	438,372	313,524	182,891
Shareholders’ equity	673,070	374,975	382,425	310,308	252,860

Cash flows data:
Net cash flows provided by (used in):
Operating activities	$ 208,981	$ 197,061	$ 275,819	$ 231,407	$ 146,365
Investing activities	(518,620)	(351,213)	(462,335)	(457,939)	(151,357)
Financing activities	304,104	140,625	180,941	226,974	12,455

Other financial data:
EBITDAX–oil and gas business(2)	$ 147,993	$ 136,447	$ 175,542	$ 157,836	$ 105,768
Distributions from PVR and PVG	19,878	19,815	28,237	21,212	17,299
Adjusted EBITDAX(2)	$ 167,871	$ 156,262	$ 203,869	$ 179,048	$ 123,067

(1)	On May 8, 2007, our board of directors approved a two-for-one split of our common stock in the form of a 100% stock dividend payable on June 19, 2007 to shareholders of record on June 12, 2007. All common stock and per share data have been retroactively adjusted to reflect the stock split.

(2)	Adjusted EBITDAX represents (i) consolidated net cash provided by operations, less (ii) PVG adjusted net cash provided by operations, plus (iii) distributions from PVR and PVG. Consolidated net cash provided by operations represents cash provided by operations adjusted for cash paid for interest, cash paid for income taxes and changes in operating assets and liabilities. PVG net cash provided by operations represents PVG cash provided by operations adjusted for cash paid for interest and changes in operating assets and liabilities. Distributions from PVG and PVR represents cash received in respect of our partner interests in PVG and PVR. EBITDAX and Adjusted EBITDAX are non-GAAP measures and should not be considered as alternatives to net income, income before taxes, net cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. We believe that EBITDAX is a widely accepted financial indicator of an exploration and production company’s ability to service debt, fund dividends and fund capital expenditures. We believe Adjusted EBITDAX is useful to investors in providing information on our additional cash flow from our interests in PVG and PVR, which pay quarterly distributions to their respective partners, including us. EBITDAX and Adjusted EBITDAX calculations may vary among companies, so our computation of EBITDAX and Adjusted EBITDAX may not be comparable to EBITDAX and Adjusted EBITDAX, or similar measures, of other companies. The following table provides a reconciliation of net cash provided by operations to consolidated EBITDAX and to Adjusted EBITDAX:

	Nine months ended September 30,		Years ended December 31,
($ in thousands)	2007	2006	2006	2005	2004

Reconciliation of consolidated EBITDAX to net cash provided by operations:
Net cash provided by operations	$208,981	$197,061	$275,819	$231,407	$146,365
Cash paid for interest	28,397	17,592	23,452	12,978	5,790
Cash paid for income taxes	464	16,640	16,741	15,455	4,148
Changes in operating assets and liabilities	17,242	917	(13,858)	4,828	9,625

Consolidated EBITDAX	$255,084	$232,210	$302,154	$264,668	$165,928

Less EBITDAX–PVG:
PVG net cash provided by operations	$ 85,208	$ 70,476	$100,683	$ 94,450	$ 53,852
PVG cash paid for interest	13,545	14,484	18,312	12,138	5,472
PVG changes in operating assets and liabilities	8,338	10,803	7,617	244	836

EBITDAX–PVG	$107,091	$ 95,763	$126,612	$106,832	$ 60,160

EBITDAX–oil and gas business	$147,993	$136,447	$175,542	$157,836	$105,768
Distributions from PVR and PVG	19,878	19,815	28,327	21,212	17,299

Adjusted EBITDAX	$167,871	$156,262	$203,869	$179,048	$123,067

Summary reserve, production and operating data

Estimates of our oil and natural gas reserves and present values as of and for the years ended December 31, 2006, 2005 and 2004 are derived from reserve reports prepared by Wright & Company, Inc. Guidelines established by the Securities and Exchange Commission, or the SEC, regarding the present value of future net cash flows were utilized to prepare these estimates. Estimates of reserves and their values are inherently imprecise and are subject to constant revision and change, and they should not be construed as representing the actual quantities of future production or cash flows to be realized from oil and natural gas properties or the fair market value of such properties.

The following table sets forth summary data with respect to estimated proved reserves and future net cash flows on a historical basis as of and for the periods presented:

	As of December 31,
($ in thousands)	2006	2005	2004

Proved reserves:
Natural gas (Bcf)	457	359	316
Oil and condensate (MMbbl)	4.9	2.9	6.3
Total (Bcfe)	487	377	354
% gas	94%	95%	89%
% proved developed	71%	74%	74%
Ratio of proved reserves to production (years)(1)	15.6	13.8	14.5
PV-10(2)	$ 787,435	$1,411,575	$794,588
Standardized measure of discounted future net cash flows	$ 604,600	$1,036,446	$589,653

Average price used in calculation of standardized measure of discounted future net cash flow(3):
Gas ($/Mcf)	$ 5.64	$ 10.08	$ 6.18
Oil ($/Bbl)	$ 61.05	$ 61.04	$ 43.46

(1)	Calculated by dividing year-end reserves by annual production rates. This methodology implies that reserves are produced ratably over the reserve life indicated. Actual production rates for new wells tend initially to increase to peak production and thereafter to decline at an initially accelerated rate before moderating to decrease much more gradually over the majority of the well’s productive life.

(2)	PV-10 is the present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to financial hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%. Standardized measure is the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.

PV-10 is considered a non-GAAP measure. We believe the presentation of the PV-10 value is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account corporate income taxes. We believe investors and creditors utilize our PV-10 value as a basis for comparison of the relative size and value of our reserves to other companies. Neither PV-10 value nor standardized measure reflects the impact of financial hedging transactions. The following reconciles our PV-10 value to our standardized measure:

	Years ended December 31,
($ in thousands)	2006	2005	2004

PV-10 value	$787,435	$1,411,575	$794,588
Income tax effect	182,835	375,129	204,935

Standardized measure	$604,600	$1,036,446	$589,653

(3)	Natural gas and oil prices were based on sales prices per Mcf and Bbl in effect on the applicable date, with the representative price of natural gas adjusted for basis premium and BTU content to arrive at the appropriate net price.

The following table sets forth production, average sales prices and production costs with respect to our oil and gas properties for the periods presented:

	Nine months ended September 30,		Years ended December 31,
	2007	2006	2006	2005	2004

Production data:
Natural gas (MMcf)	27,872	21,009	28,968	25,550	22,079
Oil and condensate (Mbbl)	336	283	382	302	396

Total production (MMcfe)	29,888	22,707	31,260	27,362	24,455

Average realized prices:

Natural gas ($/Mcf)
Natural gas revenues, as reported	$ 6.96	$ 7.63	$ 7.35	$ 8.31	$ 6.27
Derivatives (gains) losses included in natural gas revenues	(0.01)	(0.01)	(0.02)	0.55	0.17

Natural gas revenues before impact of derivatives	$ 6.95	$ 7.62	$ 7.33	$ 8.86	$ 6.44
Cash settlements on natural gas derivatives	0.40	0.25	0.37	(0.55)	(0.17)

Natural gas revenues, adjusted for derivatives	$ 7.35	$ 7.87	$ 7.70	$ 8.31	$ 6.27

Crude oil ($/Bbl)
Crude oil revenues, as reported	$ 54.89	$ 57.87	$ 55.59	$ 45.67	$ 33.75
Derivatives (gains) losses included in oil and condensate revenues	1.14	1.18	1.20	2.84	5.34

Oil and condensate revenues before impact of derivatives	$ 56.03	$ 59.05	$ 56.79	$ 48.51	$ 39.09
Cash settlements on crude oil derivatives	0.01	(0.74)	(0.52)	(2.84)	(5.34)
Oil and condensate revenues, adjusted for derivatives	$ 56.04	$ 58.31	$ 56.27	$ 45.67	$ 33.75

	Nine months ended September 30,		Years ended December 31,
	2007	2006	2006	2005	2004

Expenses ($/Mcfe):
Lease operating	$ 1.04	$ 0.86	$ 0.87	$ 0.63	$ 0.57
Taxes other than income	0.44	0.40	0.38	0.48	0.38
General and administrative	0.37	0.38	0.41	0.34	0.34

Production costs	$ 1.85	$ 1.64	$ 1.66	$ 1.45	$ 1.29
Exploration	0.79	1.15	1.10	1.50	1.07
Depreciation, depletion and amortization	1.96	1.71	1.80	1.68	1.47
Impairment of oil and gas properties	0.08	—	0.27	0.17	0.03

Total expenses	$ 4.68	$ 4.50	$ 4.83	$ 4.80	$ 3.86

Risk factors

An investment in our common stock is subject to a number of risks. You should carefully consider the following risks, as well as the section titled “Risk Factors” included in our 2006 Form 10-K incorporated herein by reference, as well as the other documents incorporated herein by reference, in evaluating this investment. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In any such case, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.

Risks relating to this offering and our common stock

There may be future dilution of our common stock or other equity, which will adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of our common stock or securities convertible into or exchangeable for our common stock. Concurrent with this offering, we are offering $150.0 million aggregate principal amount of our        % convertible senior subordinated notes due 2012 ($172.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full). This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our notes. See “Prospectus supplement summary—The offering—Concurrent note offering.” If we issue additional shares of our common stock or convertible or exchangeable securities, it may adversely affect the market price of our common stock.

In addition, to the extent options to purchase common stock under our employee stock option plans are exercised, holders of our common stock will experience dilution. As of November 15, 2007, we had outstanding options to purchase 1,342,249 shares of common stock at a weighted average exercise price of $25.33.

The market price of our common stock has historically experienced significant volatility.

The market price of our common stock has historically experienced significant fluctuations. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to commodity price volatility, market and other factors, including the other risk factors discussed elsewhere in “Risk factors” and “Forward-looking statements.” In addition, the existence of the convertible notes to be issued pursuant to the notes offering may encourage short selling in our common stock by market participants, because the conversion of the notes could depress the price of our common stock. Volatility or depressed market prices of our common stock could make it difficult for you to resell shares of our common stock when you want or at attractive prices.

We may issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans, arrangements, understandings or agreements to issue any preferred stock, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.

Our common stock is an unsecured equity interest in our company.

As an equity interest, our common stock will not be secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common stock.

Our shareholders do not have cumulative voting rights.

Holders of our common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, a plurality of holders of our outstanding common stock will be able to elect all of our directors.

Anti-takeover provisions in our organizational documents, outstanding debt and Virginia law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our articles of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	a shareholder rights plan;

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.

In addition, under our revolving credit facility, a change in control is an event of default. Also, the laws of the Commonwealth of Virginia, under which we are incorporated, provide that in determining the best interests of a corporation, a director may consider the possibility that those interests are best served by the continued independence of the corporation.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of our Capital Stock—Anti-Takeover Provisions” in the accompanying prospectus.

The convertible note hedge and warrant transactions we are entering into in connection with the concurrent note offering may affect the value of our common stock.

The convertible note hedge and warrant transactions we are entering into in connection with the concurrent note offering may affect the value of our common stock. In connection with the pricing of the notes, we expect to enter into convertible note hedge transactions with the option counterparties, which transactions are expected to reduce the potential dilution upon conversion of the notes. We also expect to enter into warrant transactions with the option counterparties. However, the warrant transactions could separately have a dilutive effect on our earnings per share to the extent that the market price per share of our common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option under the concurrent note offering, we expect to enter into additional convertible note hedge and warrant transactions. In hedging their position under these transactions, the option counterparties or their respective affiliates:

•	expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes; and

•

may enter into, or may unwind, various derivatives transactions with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes (and are likely to do so during any observation period related to the conversion of the notes).

These activities could have the effect of increasing, or preventing a decline in, the price of our common stock concurrently with or following the pricing of the notes.

The option counterparties or their respective affiliates are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities or other instruments they may wish to use in connection with such hedging. In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge positions with respect to those exercised options, the option counterparties or their respective affiliates expect to sell shares of our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock. In particular, such hedging modifications may occur during any observation period for a conversion of notes.

In addition, if any such convertible note hedge and warrant transactions fail to become effective, whether or not the concurrent offering of notes is completed, the option counterparties or their respective affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock. We have also agreed to indemnify the option counterparties or their respective affiliates for losses incurred in connection with a potential unwinding of their hedge positions under certain circumstances.

The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement. Any of these activities could adversely affect the price of our common stock.

The U.S. House of Representatives has passed legislation that may, if enacted, negatively impact the value of our interests in PVG by precluding PVG from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules.

In response to recent public offerings of interests in the management operations of private equity funds and hedge funds, members of Congress are considering substantive changes to the definition of qualifying income under Internal Revenue Code section 7704(d) and changing the characterization of certain types of income received from partnerships. In particular, the U.S. House of Representatives has passed legislation (referred to as the “House legislation”) that recharacterizes certain income and gain received with respect to “investment service partnership interests” as ordinary income for the performance of services. As the House legislation is currently drafted, a significant portion of PVG’s interests in PVR may be viewed as an investment service partnership interest. The House Ways and Means Committee has indicated that the recharacterized income from a investment service partnership interest would not be treated as qualifying income for publicly traded partnerships. Although this House legislation postpones the effective date of this provision as it applies with respect to publicly traded partnerships until taxable years beginning after December 31, 2009, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. We are unable to predict whether this House legislation, or any other proposals, will ultimately be enacted. Enacting the House legislation with its current form and interpretation would negatively impact the value of our interests in PVG.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $95.4 million after deducting fees and expenses (including underwriting discounts and commissions) of approximately $5.1 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $109.8 million. Of the net proceeds of this offering, we intend to use:

•	approximately $85.4 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•	the remainder for general corporate purposes.

If the underwriters exercise their overallotment option, we intend to use the net proceeds from the sale of additional common shares to pay down a portion of the outstanding borrowings under our revolving credit facility. Affiliates of certain of the underwriters are lenders under our revolving credit facilities and, accordingly, will receive a substantial portion of the proceeds from this offering. See “Underwriting”.

In addition, we estimate the net proceeds from the concurrent notes offering will be $144.9 million ($166.7 million if the underwriters exercise their over-allotment option in full). Of the estimated $144.9 million in net proceeds of the concurrent notes offering, we intend to use:

•	approximately $130.9 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•

approximately $14.0 million for the cost of the convertible note hedge transaction we expect to enter into with affiliates of one or more of the underwriters of the convertible notes offering with respect to our common stock to limit exposure to potential dilution with respect to our common shares issuable upon conversion of the notes.

Of the $454.5 million of borrowings outstanding under our revolving credit facility as of November 23, 2007, $80.4 million was incurred to fund our acquisition of oil and gas properties in the Cotton Valley in East Texas, Eastern Oklahoma and the Selma Chalk in Mississippi. The remaining borrowings were used for capital expenditures and other general corporate purposes.

Our revolving credit facility matures in December 2010. We have the option to elect interest at (i) the London Inter Bank Offering Rate plus a Eurodollar margin ranging from 1.00% to 1.75%, based on the ratio of our outstanding borrowings to the borrowing base or (ii) the greater of the prime rate or federal funds rate plus a margin of up to 0.50%. The weighted average interest rate on borrowings outstanding under our revolving credit facility during the nine months ended September 30, 2007 was 6.8%. We intend to redraw some or all the amounts paid down on our revolving credit facility for exploration and development of our oil and natural gas properties, for acquisition, exploration and development of additional properties or interests, acquisition of other oil and natural gas businesses, working capital and other general corporate purposes.

Capitalization

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale of 2,200,000 shares of our common stock in this offering and the application of the net proceeds therefrom as described in “Use of proceeds”; and

•

on an as further adjusted basis also to give effect to the concurrent sale of $150.0 million principal amount of convertible notes in a concurrent offering and the application of the proceeds therefrom as described in “Use of proceeds.”

You should read the information below in conjunction with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus supplement.

	As of September 30, 2007
($ in thousands)	Actual	As adjusted(1)	As further adjusted(2)

Long-term debt of PVA:
Revolving credit facility(3)	$414,500	$329,126	$198,226
Convertible notes	—	—	150,000
Long-term debt of PVR(4)	351,618	351,618	351,618

Total debt	$766,118	$680,744	$699,844

Minority interests of subsidiaries	$189,820	$189,820	$189,820

Shareholders’ equity
Preferred stock of $100 par value—100,000 shares authorized, none issued	—	—	—
Common stock of $0.01 par value—64,000,000 shares authorized—37,877,430 shares issued and outstanding (actual); 40,077,430 shares issued and outstanding (as adjusted); 40,077,430 shares issued and outstanding (as further adjusted)	190	212	212
Paid-in capital(5)	350,917	446,269	442,169 (6)
Retained earnings	328,992	328,992	328,992
Deferred compensation obligation	1,451	1,451	1,451
Accumulated other comprehensive income	(6,626)	(6,626)	(6,626)
Treasury stock—74,330 shares common stock, at cost	(1,854)	(1,854)	(1,854)

Total shareholders’ equity	$673,070	$768,444	$764,344

Total capitalization	$1,629,008	$1,639,008	$1,654,008

(1)	Reflects the use of the proceeds from this offering to (i) repay approximately $85.4 million outstanding under our credit facility, (ii) pay approximately $5.1 million in underwriters’ discounts and other estimated costs and expenses relating to this offering and (iii) use approximately $10.0 million for working capital and other general corporate purposes.

(2)	Reflects the use of the proceeds from the concurrent convertible notes offering to (i) repay approximately $130.9 million outstanding under our credit facility, (ii) make an estimated $14.0 million net cash payment for the warrant and hedge transactions in connection with the convertible notes offering, net of deferred taxes and (iii) pay approximately $5.1 million in underwriters’ discounts and other estimated costs and expenses of the convertible notes offering.

(3)	As of November 23, 2007, we had $454.5 million outstanding under our revolving credit facility. As of November 23, 2007, after giving effect to these offerings and the application of the net proceeds therefrom as described in “Use of proceeds,” we would have had $238.2 million outstanding under our revolving credit facility.

(4)	As of September 30, 2007, debt of PVR, including current maturities, consisted of $300.2 million outstanding under PVR’s revolving credit facility and $64.0 million of senior unsecured notes. As of November 23, 2007, PVR had $351.7 million outstanding under its revolving credit facility and $64.0 million of senior unsecured notes.

(5)	Assumes aggregate underwriting commissions and estimated expenses from this offering and the concurrent convertible notes offering will be approximately $10.2 million.

(6)	Assumes a net cost of the convertible hedge and warrant transactions of $14.0 million.

Price range of our common stock and dividends

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “PVA.” The high and low sales prices (composite transactions) and dividends paid for each calendar quarter indicated were as follows:

	Sales Price(1)		Cash Dividends Declared(1)
Quarter Ended	High	Low

December 31, 2007 (through November 23)	$49.56	$42.40
September 30, 2007	$44.50	$35.68	$0.05625
June 30, 2007	$43.25	$36.51	$0.05625
March 31, 2007	$37.16	$31.95	$0.05625

December 31, 2006	$38.35	$29.87	$0.05625
September 30, 2006	$36.33	$30.14	$0.05625
June 30, 2006	$38.61	$29.90	$0.05625
March 31, 2006	$36.23	$28.30	$0.05625

December 31, 2005	$31.38	$25.58	$0.05625
September 30, 2005	$29.20	$22.30	$0.05625
June 30, 2005	$24.66	$19.03	$0.05625
March 31, 2005	$25.26	$18.78	$0.05625

(1)	On May 8, 2007, our board of directors approved a two-for-one-split of our common stock in the form of a 100% stock dividend payable on June 19, 2007 to shareholders of record on June 12, 2007. Shareholders received one additional share of common stock for each share held on the record date. The sales prices and quarterly dividends have been adjusted to give retroactive effect to the stock split.

On November 23, 2007, the closing sale price of our common stock, as reported by the NYSE, was $45.68 per share. On November 20, 2007 there were approximately 545 record holders of our common stock.

Dividend policy

On November 20, 2007, we paid a regular quarterly dividend of $0.05625 per share to shareholders of record as of November 6, 2007. These dividends may not be indicative of the amount of any future dividends. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including restrictions imposed by financing arrangements, cash distributions by PVG and PVR, general business conditions, legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. In any quarterly period, we may pay dividends in excess of our net income for such period as determined in accordance with GAAP.

Material United States federal income and estate tax consequences to non-U.S. holders

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws.

This discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•

all aspects of United States federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case a non-U.S. holder is treated as a partnership for United States federal income tax purposes, the U.S tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction” or integrated transaction.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation, or USRPHC, for United States federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests” within the meaning of the Code).

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

With respect to our status as a USRPHC, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC. However, so long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder will be taxable on gain recognized on the sale of our common stock only if the non-U.S. holder actually or constructively owns more than 5% of such common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the common stock.

Federal estate tax

Common stock held at the time of death by an individual non-U.S. holder or an entity the property of which is potentially includible in such holder’s gross estate for U.S. federal estate tax purposes will be treated as U.S. situs property subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Certain ERISA considerations

The common stock may be purchased and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or by an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase and holding of the common stock is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of the common stock does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or similar law. Each purchaser and transferee of the common stock who is subject to ERISA and/or Section 4975 of the Code or a similar law will be deemed to have represented by its acquisition and holding of the common stock that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc., Lehman Brothers Inc. and RBC Capital Markets Corporation are acting as book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Lehman Brothers Inc.
RBC Capital Markets Corporation
UBS Securities LLC
Wachovia Capital Markets, LLC
BMO Capital Markets Corp.
Capital One Southcoast, Inc.
Ferris, Baker Watts Incorporated
Fortis Securities LLC
Pritchard Capital Partners, LLC

Total	2,200,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 330,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$

Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.6 million.

A prospectus supplement in electronic format may be made available on the web sites maintained by one of more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (other than the shares of common stock to be sold under this offering, the convertible notes to be sold under the concurrent offering, the concurrent sale of the warrants described below to certain affiliates of the underwriters and any securities issued under our existing employee stock incentive plan or existing directors compensation plan), or (except for the foregoing exceptions) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, such individuals, taken as group, may sell up to an aggregate of 240,000 shares in the indicated period without regard to these restrictions.

We have received indications from certain of our directors and executive officers of their interest in purchasing, at the public offering price, up to an aggregate of 1.0 percent of the shares to be issued by us and being offered by this prospectus supplement for sale. We make no assurances that any of our directors and executive officers will purchase any or all of such shares. Any shares purchased by our directors and executive officers will be subject to a 90-day lock-up restriction. This 90-day lock-up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs and will be subject to certain exceptions, in the same manner as described above.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common shares to the public in that Relevant Member State prior to the publication of a prospectus supplement in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares , as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

More than 10% of the net proceeds of this offering will be paid to affiliates of J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation under our revolving credit facility, as a result of the repayment of amounts outstanding under such credit facility. Accordingly, J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation may be deemed to have a “conflict of interest” with us under Rule 2720 of the National Association of Securities Dealers, Inc.’s Rules, or the NASD Rules. When a Financial

Industry Regulatory Authority, or FINRA, (formerly the National Association of Securities Dealers, Inc., or NASD) member with a conflict of interest participates as an underwriter in a public offering, the NASD Rules require that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD Rules. Because of these relationships, this offering is being conducted in accordance with Rule 2710 of the NASD Conduct Rules. Because a bona fide independent market exists for our common stock, FINRA does not require that we use a qualified independent underwriter for this offering.

In connection with the concurrent offering of notes, we expect to enter into a convertible note hedge transaction with one or more affiliates of the underwriters (which we refer to as the “option counterparties”), which is expected to reduce the potential dilution upon conversion of the convertible notes. We also expect to enter into a warrant transaction with option counterparties.

In connection with establishing its initial hedge of these transactions, option counterparties or affiliates thereof:

•	expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the convertible notes; and

•

may enter into, or may unwind, various derivatives transactions with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes.

These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of the convertible notes under the concurrent offering.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement, but any of these activities could adversely affect the value of our common stock. See “Risk factors—Risks related to the offering and our common stock—The convertible note hedge and warrant transactions entered into in connection with our concurrent offering of convertible notes may affect the value of our common stock.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Purchase of convertible note hedge

Concurrently with the pricing of the notes in the concurrent note offering, we will enter into convertible note hedge transactions with respect to shares of our common stock (the “purchased options”) with affiliates of one or more of the underwriters (the “option counterparties”). The purchased options cover, subject to anti-dilution adjustments substantially identical to those for the notes,              shares of our common stock. If the underwriters in the concurrent note offering exercise their overallotment option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of the additional notes to increase the size of the convertible note hedge transactions with the option counterparties.

The purchased options are intended to reduce the potential dilution with respect to our common stock upon conversion of the notes in the event that the market value per share of our common stock, as measured under the notes, at the time of exercise is greater than the conversion price of the notes.

For a discussion of the impact of any market or other activity by the option counterparties or their respective affiliates in connection with the purchased options, see “Underwriting” and “Risk factors—Risks relating to this offering and our common stock—The convertible note hedge and warrant transactions we are entering into in connection with the concurrent note offering may affect the value of our common stock.”

Sale of warrants

Separately from the convertible note hedge transaction but concurrently with the pricing of the notes in the concurrent note offering, we will enter into warrant transactions whereby we will sell to the option counterparties warrants to acquire, subject to anti-dilution adjustments, up to              shares of our common stock (the “sold warrants”) at a price of approximately $             per share of our common stock. The sold warrants will begin to expire approximately 90 days after the purchased options. If the underwriters in the concurrent note offering exercise their overallotment option to purchase additional notes, we expect to sell additional warrants to the option counterparties.

If the market value per share of our common stock, as measured under the sold warrants, exceeds the strike price of the sold warrants, the sold warrants will have a dilutive effect on our earnings per share.

For a discussion of the impact of any market or other activity by the option counterparties or their respective affiliates in connection with the sold warrants, see “Underwriting” and “Risk factors—Risks relating to this offering and our common stock—The convertible note hedge and warrant transactions we are entering into in connection with the concurrent note offering may affect the value of the notes and our common stock.”

Legal matters

The validity of the shares of our common stock offered hereby will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters are being passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Vinson & Elkins L.L.P. will rely, as to matters of Virginia law, on the opinion of Hunton & Williams LLP, Virginia counsel for the Company.

Engineers

The estimated reserve evaluations and related calculations of Wright & Company, Inc., independent petroleum engineering consultants, included or incorporated by reference in this prospectus supplement have been included or incorporated by reference in reliance on the authority of that firm as experts in petroleum engineering.

Experts

The consolidated financial statements of Penn Virginia Corporation and its subsidiaries as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, also incorporated by reference herein, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to a change in accounting for share-based payments and postretirement plans.

Available information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our common stock is listed on the NYSE under the symbol “PVA,” and reports, proxy statements and other information also can be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

Our internet address is http://www.pennvirginia.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

We have filed a registration statement with the SEC to register the securities offered by this prospectus supplement. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet website.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement or the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K), after the date of this prospectus supplement and prior to the termination of this offering. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The documents we incorporate by reference are:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Registration File No. 001-13283;

•	Portions of our definitive proxy statement filed on April 9, 2007, Registration File No. 001-13283 incorporated by reference our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, Registration File. No. 001-13283;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, Registration File No. 001-13283;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on January 11, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on February 26, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on March 2, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on April 16, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on April 30, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on May 8, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on June 12, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on June 18, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on July 24, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on October 9, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K/A filed on October 25, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on October 26, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on October 29, 2007, Registration File No. 001-13283; and

•	Current Report on Form 8-K filed on November 27, 2007, Registration File No. 001-13283.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this prospectus supplement, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement incorporates). Requests for such copies should be directed to Nancy M. Snyder, Corporate Secretary, Penn Virginia Corporation, Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania, 19087 (telephone: (610) 687-8900).

Glossary of selected terms

The following are abbreviations and definitions commonly used in the coal and natural gas industries that are used in this prospectus supplement.

Bbl	a standard barrel of 42 U.S. gallons liquid volume

Bcf	one billion cubic feet

Bcfe	one billion cubic feet equivalent with one barrel of oil or condensate converted to six thousand cubic feet of natural gas based on the estimated relative energy content

BTU	British thermal unit

CBM	coalbed methane

Developed acreage	lease acreage that is allocated or assignable to producing wells or wells capable of production

Development well	a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive

Dry hole	a well found to be incapable of producing either oil or gas in sufficient quantities to justify completion of the well

Exploratory or exploration well

a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir

Gross acre or well	an acre or well in which a working interest is owned

Mbbl	one thousand barrels

Mbf	one thousand board feet

Mcf	one thousand cubic feet

Mcfe	one thousand cubic feet equivalent

MMbbl	one million barrels

MMbf	one million board feet

MMbtu	one million British thermal units

MMcf	one million cubic feet

MMcfd	one million cubic feet per day

MMcfe	one million cubic feet equivalent

Net acre or well	gross acres or wells multiplied by the owned working interest in those gross acres or wells

NGL	natural gas liquid

NYMEX	New York Mercantile Exchange

Present value of proved reserves

the present value (discounted at 10%) of estimated future cash flows from proved oil and natural gas reserves, as estimated by our independent engineers, reduced by additional estimated future operating expenses, development expenditures and abandonment costs (net of salvage value) associated therewith (before income taxes)

Probable coal reserves

those reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation

Productive wells	wells that are producing oil or gas or that are capable of production

Proved developed reserves	reserves that can be expected to be recovered through existing wells with existing equipment and operating methods

Proved reserves

those estimated quantities of crude oil, condensate and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions at the end of the respective years

Proved undeveloped reserves	reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion

Proven coal reserves

those reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely, and the geologic character is so well defined, that the size, shape, depth and mineral content of reserves are well-established

Standardized measure

present value of proved reserves further reduced by the present value (discounted at 10%) of estimated future income taxes on cash flows using prices in effect at a fiscal year end and estimated future costs as of that fiscal year end. Prices are held constant throughout the life of the properties except where SEC guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations

Undeveloped acreage

lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether such acreage contains estimated net proved reserves

Working interest	a cost-bearing interest under an oil and gas lease that gives the holder the right to develop and produce the minerals under the lease